ALLAN SWARTZ

allan@allanswartz.com

SUMMARY

Allan Swartz has been active in health care since 1972. His experience includes 12 years as a long-term care administrator and 33 years as a consultant in long-term care, assisted living, and home care. He has served on the national board of the American College of Health Care Administrators and he currently serves on the advisory Board of the long term care administration program at the University of Wisconsin-Eau Claire. He has relationships with many health care leaders all over the country. He holds Masters Degree in both Health Care Administration and Social Work.

SKILLS

- client focused
- operations management
- working in collaboration

- open to new ideas
- friendly demeanor
- wants other to succeed

EXPERIENCE

06/1972 to 01/1984
Nursing Home Administrator
MJ Hellman and Associates — Richfield, MN

01/1984 to 10/2017
Consultant
Healthcare Productivity Services — White Bear Lake, MN

2018 to Present
Vice President, HealtheMed
Part time, working to grow the business -- Minneapolis, MN

EDUCATION AND TRAINING

1964
Bachelor of Arts: Sociology
University of Minnesota — Minneapolis, MN, USA

1966
Master of Science: Social Work
Case-Western Reserve University — Cleveland, OH, USA

1981
Master of Science: Hospital & Health Care Administration
University of Minnesota — Minneapolis, MN, USA

ACTIVITIES AND HONORS

Fellow of the American College of Health Care Administrators(1979)
American College of Health Care Administrator(Outstanding National Member for 2014)